June 16, 2011

John H. Lively, Esq.
The Law Offices of John H. Lively & Associates, Inc.
2041 West 141st Terrace, Suite 119
Leawood, KS 66224

Re: Plainsboro Funds
     File Nos. 333-174385 and 811-22560

Dear Mr. Lively,

On May 20, 2011, you filed a registration statement on Form N-1A for Plainsboro Funds (the "Trust"), which includes one series of shares, the Plainsboro China Fund (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we have generally organized our comments using the headings and defined terms found in the registration statement.

PROSPECTUS:

Cover Page

1.   Please provide the Fund's exchange ticker symbol. Additionally, please delete the adviser's name and mailing address, as well as the Fund's telephone number, as these are neither required nor permitted to be on the Cover page of the prospectus. See Item 1(a) of Form N-1A.

Summary — Principal Investment Strategies

2.   For purposes of the Fund's 80% policy of investing in the securities of issuers located in China and Taiwan, the first paragraph identifies a number of criteria used to determine whether a company is "located" in a country. Specifically, the third sentence states that the Fund will consider a company to be "located" in a country if it (i) is organized under the laws of that country; (ii) derives at least 50% of its revenues or profits from goods produced or sold, investments made, services performed, or has at least 50% of its assets located within that country; (iii) has the primary trading markets for its securities in that country; or (iv) is a governmental entity or an agency, instrumentality or a political subdivision of that country.

Please clarify the disclosure in this section to indicate whether an issuer that meets only one or more of these factors would be considered a Chinese issuer. In addition, please explain to us how factors (i) and (iii) each would cause an issuer to be tied economically to China (i.e., by exposing the issuer's assets to the economic fortunes and risks of that region). See Investment Company Act Release No. 24828 (Jan. 17, 2001) at § II.A.2.

3.   Disclosure in the section of Principal Investment Risks describes the risks of high-yield securities ("junk bonds"). Please disclose the strategy to invest in debt securities of any credit quality, and provide a summary of that strategy in the summary of Principal Investment Strategies.

Summary — Principal Investment Risks

4.   *Risks of Debt Securities:* Disclosure describes the risks associated with investments in fixed income securities, including "high yield securities risk." Please add the term "junk bonds" to this disclosure. See Letter from Carolyn B. Lewis, Assistant Director, Division of Investment Management, to Matthew P. Fink, General Counsel, Investment Company Institute, dated February 23, 1990.

Summary — Tax Information

5.   Disclosure in this section provides that the Fund's distributions will be taxed as ordinary income or capital gains, unless the shareholder is investing through a tax-deferred arrangement. Please add disclosure to this section that investments in a tax-deferred arrangement may be taxable at some later date upon withdrawal from the Fund.

STATEMENT OF ADDITIONAL INFORMATION:

Cover Page

6.   Please provide the Fund's exchange ticker symbol. See Item 14(a)(2) of Form N-1A.

Trustees and Officers

7.   The third paragraph of this section states that the Board of Trustees has considered the overall leadership structure of the Trust and has established committees designed to facilitate the governance of the Trust. Please disclose why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

Trustee Qualifications

8.   The table following disclosure of the qualifications of each individual trustee provides a column under the caption "Other Directorships Held by Director." Please modify the table or

provide other disclosure of any directorships held by each director during the past five years. See Item 17(b)(3)(ii) of Form N-1A.

GENERAL COMMENTS:

9. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

12. Please advise us whether or not the Fund is seeking FINRA approval. Please also advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

13. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk